# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Space Exploration Technologies Corp., CIK 0001181412
CUSIP: 84615Q103
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 1 Rocket Road, Starbase, Texas (TX), 78521
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001495158

## Reporting persons
- Antonio J. Gracias: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 503,414,530; sole dispositive power 0; shared dispositive power 503,414,530; aggregate amount beneficially owned 503,414,530 (6.5% of the class)

## Item 1. Issuer
Name of issuer: Space Exploration Technologies Corp.
Address of issuer's principal executive offices: 1 Rocket Road, Starbase, TX 78521

## Item 2. Person Filing
Name of person filing: Antonio J. Gracias
Address of principal business office or, if none, residence: 320 North Sangamon Street, Suite 1200, Chicago IL 60607
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on the cover page.
Percent of class:
See response to Item 11 on the cover page.

Percent of class set forth in Item 11 of the cover page is based on the number of shares of Class A common stock outstanding as of July 28, 2026 (7,696,293,669 shares) as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 4, 2026.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition:
See response to Item 8 on the cover page.

The securities reported in this Schedule 13G consist of shares of Class A common stock held of record by the following entities (collectively, the "Valor Entities"): CV Consortio A LLC, CV Consortio F LLC, CV Consortio G LLC, CV Consortio M LLC, CV Consortio N LLC, KVSX I L.P., TM33 Partner Holdings LLC, Valor Equity Partners Opportunity Fund I L.P., Valor Equity Partners Opportunity Fund I-A L.P., Valor Equity Partners Opportunity Fund I-B L.P., Valor Equity Partners VI L.P., Valor Equity Partners VI-A L.P., Valor Equity Partners VI-B L.P., Valor IV Space Holdings, LLC, Valor M33 II L.P., Valor M33 IV L.P., Valor M33 V L.P., Valor M33 VI L.P., Valor M33 L.P., Valor R&D Series LLC, Valor Space Holdings, LLC, Valor V Space Holdings, L.P., Valor VII Space Holdings, L.P., VG 1.0 L.P., VG 2.0 L.P., VG AI Holdings L.P., VGX 1.0 L.P., VOF Space Holdings L.P., VSV II XAI Holdings L.P., and VX Holdings L.P. By virtue of Antonio J. Gracias' position with the Valor Entities or the general partners of the Valor Entities, Mr. Gracias may be deemed to have beneficial ownership of the shares of Class A common stock held of record by the Valor Entities.

No individual Valor Entity beneficially owns 5% or more of the outstanding Class A common stock, and accordingly, Mr. Gracias is filing this Schedule 13G as the sole reporting person with respect to the Class A common stock held in the aggregate by the Valor Entities.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Antonio J. Gracias: /s/ Antonio J. Gracias, Antonio J. Gracias (08/11/2026)